Exhibit (a)(5)(i)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Tender Offer (as defined below) is made solely by the Offer to Purchase, dated August 21, 2007, and the Letter of Transmittal, and any amendments or supplements thereto. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of Agilysys, Inc. by
J.P. Morgan Securities Inc., the Dealer Manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.
Notice of Offer to Purchase for Cash by
Agilysys, Inc.
Up to 6,000,000 of its Common Shares
at
a Purchase Price Not Greater Than $18.50
nor Less Than $16.25 Per Common Share
     Agilysys, Inc., an Ohio corporation (the “Company”), is offering to purchase up to 6,000,000 of its common shares, without par value (the “Shares”), at a price not greater than $18.50 nor less than $16.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 21, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).
     Unless the context requires otherwise, all references to “Shares” shall include all the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank. All Shares tendered and purchased will include such associated Share purchase rights.

THE TENDER OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
EASTERN TIME, ON SEPTEMBER 19, 2007, UNLESS THE TENDER OFFER IS EXTENDED.
     The Company’s Board of Directors has approved the Tender Offer. However, neither the Company’s management nor its Board of Directors nor the Dealer Manager, the Depositary nor the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which shareholders may choose to tender their Shares. The Company has not authorized any person to make any recommendation. Shareholders should carefully evaluate all information in the Tender Offer and should consult their own investment and tax advisors. Shareholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which a shareholder will tender them. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal.
     All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer.
     As of August 15, 2007, there were 31,437,014 of the Company’s issued and outstanding Shares. The 6,000,000 Shares that the Company is offering to purchase hereunder represent approximately 19.1% of the total number of issued and outstanding Shares of the Company as of August 15, 2007. The Tender Offer is not conditioned on any minimum number of Shares being tendered. The Shares are listed and traded on the National Association of Securities Dealers Automated Quotations system (“NASDAQ”) under the symbol “AGYS”. Shareholders are urged to obtain current market quotations for the Shares.
     The term “Expiration Time” means 5:00 p.m., Eastern Time, on September 19, 2007, unless the Company, in its sole discretion, extends the period of time during which the Tender Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Tender Offer, as so extended by the Company, shall expire.
     The Company believes that the Tender Offer will uphold our commitment to increase financial flexibility and create value for shareholders. The Company believes that the modified “Dutch Auction” Tender Offer set forth in the Offer to Purchase represents a mechanism to provide all of the Company’s shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, shareholders who do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in the Company. The Tender Offer also provides shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales.
     Shares held in The Retirement Plan of Agilysys, Inc. (the “Plan”) may be tendered by Plan participants by completing, executing, and returning to Massachusetts Mutual Financial Group (“MassMutual”) the separate direction form (“Direction Form”) included in the “Letter to Participants in The Retirement Plan of Agilysys, Inc.” at least three business days prior to the Expiration Time. In addition, holders of vested but unexercised options to purchase Shares outstanding under the Company’s Amended and Restated 1991 Stock Option Plan, Company’s Amended 1995 Stock Option Plan for Outside Directors, Pioneer-Standard Electronics, Inc. 1999 Stock Option Plan for Outside Directors, Pioneer-Standard Electronics, Inc. 2000 Stock Option Plan for Outside Directors, Amended and Restated Pioneer-Standard Electronics, Inc. 2000 Stock Incentive Plan and the Agilysys, Inc. 2006 Stock Incentive Plan (collectively, the “Stock Option Plans”) may exercise those options and tender some or all of the Shares issued upon such exercise. Holders of stock awards and other restricted equity interests may not tender Shares or Shares represented by such interests unless they are fully vested. An exercise of an option cannot be revoked for any reason even if shares received upon the exercise thereof and tendered in the Tender Offer are not purchased in the Tender Offer.
     In accordance with the instructions to the Letter of Transmittal or Direction Form, as applicable, shareholders and Plan participants desiring to tender Shares must: (1) specify the price or prices, not greater than $18.50 nor less than $16.25 per Share, at which they are willing to sell their Shares to the Company in the Tender Offer; or (2) choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn, which could result in the tendering shareholder receiving the minimum price of $16.25 per Share. Shareholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal or Direction Form.
     On the terms and subject to the conditions of the Tender Offer, the Company will determine a single per Share price, not greater than $18.50 nor less than $16.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of Shares tendered and the prices specified by tendering shareholders. After the Tender Offer expires, the Company will then select the lowest purchase price (in multiples of $0.25 above $16.25) within the price range specified above that will allow the Company to buy 6,000,000 Shares. If fewer than 6,000,000 Shares are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn. The Company will purchase at the purchase price all Shares properly tendered at prices at or below the purchase price and not properly withdrawn on the terms and subject to the conditions of the Tender Offer, including the “odd lot,” proration and conditional tender provisions described below. All Shares the Company acquires in the Tender Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price.
     The Company expressly reserves the right, in its sole discretion, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time. Under no circumstances will the Company pay interest on the purchase price for the Shares, regardless of any delay in making payment.
     For purposes of the Tender Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration, and conditional tender provisions of the Tender Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Tender Offer.
     The Company will purchase only Shares properly tendered at prices at or below the purchase price the Company determines and not properly withdrawn. If more than 6,000,000 Shares (or such greater number of Shares as the Company may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price determined in the Tender Offer and not properly withdrawn prior to the Expiration Time, the Company will purchase Shares: first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares; second, from all other shareholders who properly tender Shares on a pro rata basis (except for shareholders who tendered Shares subject to the condition that the Company purchase a specified minimum number of the shareholder’s Shares in the Tender Offer, for which the condition was not satisfied); and third, only if necessary to permit the Company to purchase 6,000,000 Shares (or such greater number of Shares as the Company may elect to accept for payment, subject to applicable law), from holders who have tendered all of their Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders that conditionally tender their Shares must have tendered all of their Shares. The Company will return Shares tendered at prices in excess of the purchase price that the Company determines and Shares that the Company does not purchase because of the “odd lot” priority, proration, or conditional tender provisions to the tendering shareholders at the Company’s expense promptly following the Expiration Time. In the event that more than 6,000,000 Shares are tendered pursuant to the Tender Offer, the Company may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer.
     Subject to the terms and conditions of the Offer to Purchase, payment for Shares tendered and accepted for payment pursuant to the Tender Offer will be made promptly after the Expiration Time, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase)); and any other required documents.
     The Company expressly reserves the right, in its sole discretion, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.
     The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Neither the Company nor the Dealer Manager, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
     Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Time and, unless such Shares have been accepted for payment as provided in the Tender Offer, shareholders may also withdraw their previously tendered Shares at any time after 5:00 p.m., Eastern Time, on September 19, 2007. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary which shall specify the following: the name of the person wishing to withdraw Shares they have tendered; the number of Shares to be withdrawn; and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.
     The receipt of cash by shareholders for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of Shares from the Company. A foreign shareholder may be subject to withholding at a rate of 30% on payments received pursuant to the Tender Offer and may also be subject to tax in other jurisdictions on the disposal of Shares. All shareholders are encouraged to read the Offer to Purchase and consult their own tax advisor for additional information regarding the U.S. federal income tax consequences of participating in the Tender Offer.
     The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the Letter of Transmittal contain certain conditions and important information that shareholders should read carefully before they make any decision with respect to the Tender Offer. In addition, subject to applicable law, the Company has expressly reserved the right, in its sole discretion, to amend the Tender Offer in any respect, including by decreasing or increasing the consideration offered in the Tender Offer or by decreasing or increasing the number of Shares sought in the Tender Offer. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent, or J.P. Morgan Securities Inc., the Dealer Manager, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained promptly at the Company’s expense from the Information Agent.
The Information Agent for the Tender Offer is:
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokerage Firms Please Call: (212) 440-9800
Stockholders Call Toll Free: (866) 909-6471
The Dealer Manager for the Tender Offer is:

J.P. Morgan Securities Inc.
277 Park Avenue, 9th Floor
New York, NY 10172
(212) 622-2922 (Call Collect)
(877) 371-5947 (Call Toll-Free)
August 21, 2007